UNIONBANC INVESTMENT SERVICES, LLC
(A wholly owned subsidiary of MUFG Union Bank, N.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,751,634
FINANCIAL INSTRUMENTS — At fair value	121,173,192
RECEIVABLE FROM CLEARING ORGANIZATION — Net	14,623,617
FEES AND COMMISSIONS RECEIVABLE	1,753,075
DUE FROM PARENT - Net	805,888
OTHER ASSETS	1,002,554
TOTAL	$ 141,109,960

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE, ACCRUED EXPENSE AND OTHER LIABILITIES	$ 4,163,155
MEMBER'S EQUITY	136,946,805
TOTAL	$ 141,109,960

See accompanying notes to financial statements.